UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MediaCo Holding, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

58450D104
(CUSIP Number)

March 18, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58450D104	13G/A	Page 1 of 8 Pages

1.	NAME OF REPORTING PERSONS Catalysis Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 169,059
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 169,059
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,059
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 1,683,263 outstanding shares of Common Stock (as defined below) as of March 9, 2020, as represented by the Issuer in the Form 10-KT filed with the Securities and Exchange Commission on March 27, 2020.

CUSIP No. 58450D104	13G/A	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Francis Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 169,059
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 169,059
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,059
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO, HC

(2) See Note (1) Above

CUSIP No. 58450D104	13G/A	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS John Francis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 169,059
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 169,059
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,059
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0% (See Note 3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(3) See Note (1) Above

CUSIP No. 58450D104	13G/A	Page 4 of 8 Pages

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on February 5, 2020 with respect to the Common Stock of the Issuer (the “Schedule 13G“). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are amended and restated to read in their entirety as follows:

Item 4.		Ownership
	(i)	Catalysis Partners, LLC
		(a)	Amount beneficially owned: 169,059 (See Note 4)
		(b)	Percent of class: 10.0% (See Note 5)
		(c)	Number of shares as to which the person has:
			(i)	Sole power to vote or to direct the vote: 0
			(ii)	Shared power to vote or to direct the vote: 169,059 (See Note 4)
			(iii)	Sole power to dispose or to direct the disposition of: 0
			(iv)	Shared power to dispose or to direct the disposition of: 169,059 (See Note 4)
	(ii)	Francis Capital Management, LLC
		(a)	Amount beneficially owned: 169,059 (See Note 4)
		(b)	Percent of class: 10.0% (See Note 5)
		(c)	Number of shares as to which the person has:
			(i)	Sole power to vote or to direct the vote: 0
			(ii)	Shared power to vote or to direct the vote: 169,059 (See Note 4)
			(iii)	Sole power to dispose or to direct the disposition of: 0
			(iv)	Shared power to dispose or to direct the disposition of: 169,059 (See Note 4)
	(iii)	John Francis
		(a)	Amount beneficially owned: 169,059 (See Note 4)
		(b)	Percent of class: 10.0% (See Note 5)
		(c)	Number of shares as to which the person has:
			(i)	Sole power to vote or to direct the vote: 0
			(ii)	Shared power to vote or to direct the vote: 169,059 (See Note 4)
			(iii)	Sole power to dispose or to direct the disposition of: 0
			(iv)	Shared power to dispose or to direct the disposition of: 169,059 (See Note 4)

CUSIP No. 58450D104	13G/A	Page 5 of 8 Pages

Note 4:

Francis Capital Management, LLC is an investment advisor that is registered under the Investment Advisors Act of 1940. Francis Capital Management, LLC, which serves as the general partner and investment manager to Catalysis Partners, LLC, (the Fund"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. Mr. John Francis, as Managing Member of Francis Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund.

Note 5:

Based on 1,683,263 outstanding shares of Common Stock Class A as of March 9, 2020, as represented by the Issuer in the Form 10-KT filed with the Securities and Exchange Commission on March 27, 2020.

CUSIP No. 58450D104	13G/A	Page 6 of 8 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2020

CATALYSIS PARTNERS, LLC

By: Francis Capital Management, LLC, its General Partner

By: /s/ John Francis

Name: John Francis

Title: Managing Member

FRANCIS CAPITAL MANAGEMENT, LLC

By: /s/ John Francis

Name: John Francis

Title: Managing Member

John Francis

By: /s/ John Francis

CUSIP No. 58450D104	13G/A	Page 7 of 8 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G/A or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: April 8, 2020

CATALYSIS PARTNERS, LLC

By: Francis Capital Management, LLC, its General Partner

By: /s/ John Francis

Name: John Francis

Title: Managing Member

FRANCIS CAPITAL MANAGEMENT, LLC

By: /s/ John Francis

Name: John Francis

Title: Managing Member

John Francis

By: /s/ John Francis

CUSIP No. 58450D104	13G/A	Page 8 of 8 Pages